UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CONSOL Coal Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

20855T100

(CUSIP Number)

Martha A. Wiegand

General Counsel and Secretary

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317

(724) 485-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons CONSOL Energy Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,811,818
	8	Shared Voting Power None
	9	Sole Dispositive Power 16,811,818
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,811,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 60.7%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 8, 2017 (as amended to date, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) of CONSOL Coal Resources LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Schedule I to the Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule I to this Amendment to provide the information required by subparagraphs (a), (b), (c) and (f) of this Item 2 with respect to the directors and executive officers of the Reporting Person, and such information is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On October 22, 2020, CONSOL Energy Inc., a Delaware corporation (“CEIX”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Transformer LP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of CEIX (“Holdings”), Transformer Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), the Issuer and CONSOL Coal Resources GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of CEIX (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each outstanding Common Unit other than Common Units owned by CEIX and its subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive, subject to adjustment as described in the Merger Agreement, 0.73 shares of common stock, par value $0.01 per share, of CEIX (the “CEIX Common Stock” and the shares of CEIX Common Stock to be issued in the Merger, the “Merger Consideration”); and (ii) each of the outstanding phantom units and any other awards relating to a Common Unit issued under a Partnership Long-Term Incentive Plan (as defined in the Merger Agreement), whether vested or not vested, will become fully vested and will be automatically converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). Except for the incentive distribution rights representing limited partner interests in the Issuer, which will be canceled immediately prior to the effective time of the Merger for no consideration in accordance with the Partnership Agreement, the limited partner interests in the Issuer owned by CEIX and its subsidiaries immediately prior to the effective time of the Merger will remain outstanding as limited partner interests in the surviving entity. The economic general partner interest in the Issuer will be converted into a non-economic general partner interest in the surviving entity, and the General Partner will continue as the sole general partner of the surviving entity.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of such party’s business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (2) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (1) approval of the issuance of CEIX Common Stock as Merger Consideration by a majority of votes cast at a special meeting of holders of shares of CEIX Common Stock; (2) the receipt of the Written Consent (as defined below); (3) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (4) the effectiveness of a registration statement on Form S-4 relating to the shares of CEIX Common Stock to be issued as Merger Consideration; (5) approval for listing on the New York Stock Exchange of the shares of CEIX Common Stock to be issued as Merger Consideration; (6) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; and (7) compliance by each party in all material respects with its covenants.

The Merger Agreement provides for certain termination rights for both CEIX and the Issuer.

Support Agreement

In connection with execution of the Merger Agreement, CEIX entered into a Support Agreement, dated as of October 22, 2020 (the “Support Agreement”), with the Issuer, pursuant to which CEIX has agreed to deliver a written consent (the “Written Consent”), covering all of the Common Units beneficially owned by it (the “Covered Units”), approving the Merger, adoption of the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement.

The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing summaries of the Merger Agreement and the Support Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, copies of which are attached hereto and incorporated herein by reference.

General

The Reporting Person intends to facilitate the Merger, and thus cause the Issuer to become an indirect, wholly owned subsidiary of CEIX. As a result the Common Units will be delisted and deregistered and the Issuer will cease to operate as an independent company.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer in the open market or in privately negotiated transactions.

In addition, the Reporting Persons owns all of the issued and outstanding equity interests of the General Partner, appoints the General Partner’s board of directors and may engage in discussions with management, the board of directors, unitholders of the Issuer and other relevant parties or encourage such persons to support the Merger.

Other than as described above, none of the Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by the Reporting Person, as well as the number of Common Units as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 27,690,251 Common Units outstanding as of October 20, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CONSOL Energy Inc.	16,811,818	60.7%	16,811,818	0	16,811,818	0

(c) Other than as described in Item 4, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

8	Agreement and Plan of Merger, dated as of October 22, 2020, by and among CONSOL Energy Inc., Transformer LP Holdings Inc., Transformer Merger Sub LLC, CONSOL Coal Resources LP and CONSOL Coal Resources GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 23, 2020).

9	Support Agreement, dated as of October 22, 2020, by and among CONSOL Energy Inc. and CONSOL Coal Resources LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 23, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020	CONSOL ENERGY INC.

	By:	/s/ Martha A. Wiegand
	Name:	Martha A. Wiegand
	Title:	General Counsel and Secretary

SCHEDULE I

Information regarding each director and executive officer of the Reporting Person, or each person controlling the Reporting Person, is set forth below.

Reporting Person: CONSOL Energy Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
James A. Brock	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	President, Chief Executive Officer and Director	USA

Miteshkumar B. Thakkar	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Financial Officer	INDIA

Martha A. Wiegand	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	General Counsel and Secretary	USA

John M. Rothka	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	Chief Accounting Officer	USA

Sophie Bergeron	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	Director (Vice President, HSES Energy and Minerals-Rio Tinto)	CANADA

John T. Mills	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	Director (Former Chief Financial Officer – Marathon Oil Corporation)	USA

Joseph P. Platt	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

William P. Powell	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	Director (Managing Partner, 535 Partners LLC)	USA

Edwin S. Roberson	1000 CONSOL Energy Drive, Suite 100, Canonsburg, Pennsylvania 15317	Director (Former Chief Executive Officer, Christ Community Health Services)	USA